FOR IMMEDIATE RELEASE

May 28, 2008
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President &CEO
 Stock Code Number: 6857, TSE first section
NYSE Ticker Symbol: ATE

CONTACT:
Hiroshi Nakamura
Executive Officer & Senior Vice President, Financial Group
Phone: +81-(0)3-3214-7500

Notice Regarding the Merger of a Subsidiary

Tokyo – May 28, 2008 – Advantest Corporation (the “Company”) resolved at the meeting of its Board of Directors today to merge Advantest Information Systems, Inc. (the “Subsidiary”), a consolidated subsidiary (the “Merger”).  The details are as follows. As this is a merger of a wholly-owned subsidiary, certain details have been omitted from this disclosure.

1.	Purpose of the merger

The Subsidiary to be merged is a wholly-owned consolidated subsidiary of the Company, which has been engaged in information system consignment business for the Company and its group companies (the “Business”).  The Subsidiary will be merged in order to integrate the Business into the Company and further enhance information security as well as the efficiency of the Business.

2.	Overview of the merger

(1) Merger schedule

Approval of the Merger by the Board of Directors of the Company:	May 28, 2008
Signing of the Merger Agreement:	May 28, 2008
Approval of the Merger at a General Meeting of Shareholders:

In accordance with Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Company Law, the Merger does not require the approval of the shareholders’ meeting of either the Company or the Subsidiary.

Date of Merger (the effective date):	August 1, 2008 (planned)

(2) Merger method

The Subsidiary will be merged into the Company as the surviving company.  The Subsidiary will be dissolved.

(3) Handling of stock acquisition rights and bonds with stock acquisition rights

The Subsidiary does not issue stock acquisition rights or bonds with stock acquisition rights.

3. Outline of participants in the merger (as of March 31, 2008)

Registered trade name	Advantest Corporation (Surviving company)	Advantest Information Systems, Inc. (Company to be merged)
Business description	Development, manufacture and sale of Semiconductor and Component Test Systems	Information system consignment business
Date established	December 16, 1954	July 1, 2003
Location of head office	1-32-1 Asashi-cho, Nerima-ku, Tokyo	1-6-2 Marunouchi, Chiyoda-ku, Tokyo
Representative	Toshio Maruyama, Representative Board Director, President &CEO	Toshiyuki Futatsui, President
Capital	32,363 million yen	50 million yen
Total number of shares issued and outstanding	199,566,770 shares (including treasury stock)	1 share
Stockholders’ equity	254,184 million yen (Consolidated)	93 million yen (Non-consolidated)
Total assets	298,684 million yen (Consolidated)	503 million yen (Non-consolidated)
Fiscal year end	March 31	March 31
Principal shareholders and percentages of shares held
Advantest Corporation: 10.44%
Mizuho Trust & Banking, Co., Ltd. (retirement benefit trust (Fujitsu Account), re-trust trustees, Trust & Custody Services Bank, Ltd.): 10.09%
The Master Trust Bank of Japan, Ltd. (trust account): 7.02%
Japan Trustee Services Bank, Ltd. (trust account): 5.58%
Advantest Corporation, 100%

4. Post-merger status

(1)	Registered trade name:	Advantest Corporation
(2)	Business description:	Development, manufacture and sale of Semiconductor and Component Test Systems
(3)	Location of head office:	1-32-1 Asahi-cho, Nerima-ku, Tokyo
(4)	Representative:	Toshio Maruyama,
Representative Board Director, President & CEO
(5)	Capital:	32,363 million yen
(No capital increase resulting from this merger)
(6)	Fiscal year end:	March 31
(7)	Impact on financial forecast:	Since it is a merger of a wholly-owned consolidated subsidiary, the effect of the Merger on the Company’s consolidated and non-consolidated results of operations is minor.

*           *           *
This release contains “forward-looking statements” that are based on Advantest Corporation’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.